 [Letterhead of WLRK]

September 29, 2009

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:	Facet Biotech Corporation
Amendment No. 1 to Schedule TO-T filed on September 22, 2009
Filed by FBC Acquisition Corp. and Biogen Idec Inc.
Schedule TO-T filed on September 21, 2009
File No. 005-84407

Dear Ms. Kim:

               On behalf of FBC Acquisition Corp. (“Purchaser”) and Biogen Idec Inc. (“Biogen Idec”), set forth below are responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter to Ms. Susan H. Alexander, dated September 24, 2009, regarding the above-referenced filings.

               For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold italicized text, with the response immediately following each such comment. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule TO-T and Amendment No. 1 thereto.

What are the most significant conditions to the Offer, page 2

          1.      A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the Section 203 Condition, the Rights Condition, and the Impairment Condition since it is not apparent that shareholders will understand what events or non-events would “trigger” the condition, allowing you to abandon the offer.

                 Biogen Idec believes that the events or non-events that would cause the Section 203 Condition, the Rights Condition and the Impairment Condition to remain or become unsatisfied are objectively verifiable “triggers” that are not within the direct or indirect control of Biogen Idec or Purchaser. To the contrary, as set forth on page 2 of the Offer to Purchase, such conditions are within the control of the Company’s Board, which has the ability to satisfy them or not as it chooses, and it will be clear whether the Company’s Board has or has not done so. The Section 203 Condition can be satisfied by the Company’s Board approving the acquisition of shares in the Offer for purposes of Section 203. If the Board does so, it would be required to announce that fact, at which point the shareholders will know the condition has been satisfied. Similarly, the Rights Condition can be satisfied by the Company Board redeeming the Rights. Again, if the Board does so, it would be required to announce that fact, and the shareholders will know that the condition has been satisfied. Finally, the Impairment Condition would be triggered by the Company’s entering into an agreement or transaction of the type described in the condition. If the Company enters into such a material agreement or transaction, it will be required to announce it. At that point, Biogen Idec would evaluate the announcement and decide whether it triggers the condition. As stated in Biogen Idec’s response to your comment 8, Biogen Idec would then either cite the condition as triggered, or waive it.

                  Under any of the foregoing circumstances, Biogen Idec believes that the Company’s shareholders will clearly understand whether the conditions have been satisfied or not.

          2.     We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition and the HSR Regulatory Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

                  Biogen Idec acknowledges the requirement that the bidders must announce any decision to waive a material condition, including the Minimum Condition and the Regulatory Condition, in a manner reasonably calculated to inform security holders of the waiver. Biogen Idec further acknowledges that in the event of any waiver of a condition to the Offer, the applicable Exchange Act rules may require that the Offer be extended to the extent the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

                  Biogen Idec confirms that it will comply with Rule 14d-4 as set forth in the Offer to Purchase on page 8: “If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.”

Acceptance for Payment and Payment, page 9

          3.      We note that on page 10 and in the letter of transmittal you state that you reserve the right to transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

                  Biogen Idec acknowledges the Staff’s comment and confirms its understanding that any entity to which Biogen Idec or Purchaser assigns the right to purchase Shares in the Offer must be included as a bidder in the Offer and that adding any additional bidders may require Biogen Idec to disseminate additional offer materials and to extend the term of the Offer.

          4.      We note that you state that any tendered shares that are not purchased will be returned “as promptly as practicable.” Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities “promptly” after the termination of the offer.

                 Biogen Idec confirms its understanding that Rule 14e-1(c) requires the bidder to pay the consideration or return the securities promptly after termination of the offer, and has included disclosure to that effect on page 4 of the Offer to Purchase (“Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration of the Offer . . .) and on page 9 of the Offer to Purchase (“ ... our ability to delay the payment for Shares that we have accepted for payment is limited by Exchange Act Rule 14e-1(c), which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder’s offer.”). The words “as practicable” appearing after the word “promptly” on page 10 simply refer to the administrative realities of crediting numerous book-entry accounts with returned shares. Biogen Idec confirms that such process will occur promptly.

Available Information, page 16

          5.      Please revise to omit the disclaimer language that you take no responsibility for the accuracy or completeness of information contained in the Offer to Purchase with respect to Facet Biotech.

                 We note that, as stated in the Offer to Purchase, the information regarding the Company contained in the Offer to Purchase is based solely on publicly available documents prepared and filed by the Company with the SEC. As Biogen Idec does not have access to any Company books and records and was not involved in the preparation of such filings by the Company, Biogen Idec has no available means to confirm the accuracy or completeness of the information regarding the Company extracted from such filings for purposes of including required information concerning the Company in the Offer to Purchase. Therefore, Biogen Idec believes the disclaimer is both appropriate and necessary in order to clarify that Biogen Idec is not in a position to verify such information.

                   Biogen Idec supplementally advises the Staff that Biogen Idec (1) believes it has accurately extracted such information from the Company’s filings and (2) is not aware of any material misstatement in the information regarding the Company included in the Offer to Purchase.

Background of the Offer; Other Transactions with the Company, page 19

          6.      Please revise to include any negotiations during the past two years. Refer to Item 1005(b) of Regulation M-A.

                  Item 1005(b) of Regulation M-A requires the offeror to describe any negotiations, transactions or material contacts during the past two years between specified persons and the subject company or its affiliates concerning any: (1) merger; (2) consolidation; (3) acquisition; (4) tender offer for or other acquisition of any class of the subject company's securities; (5) election of the subject company's directors; or (6) sale or other transfer of a material amount of assets of the subject company.

                  Biogen Idec confirms that the Offer to Purchase discloses all negotiations required to be described by Item 1005(b) of Regulation M-A, and notes the disclosure on page 18 of the Offer to Purchase stating that, except as otherwise disclosed in the Offer to Purchase: “(v) during the two years before the date of this offer to purchase, there have been no contracts, negotiations or transactions between Biogen Idec, Purchaser, their subsidiaries or, to Biogen Idec’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this offer to purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

Conditions to the Offer, page 27

          7.      You state in the last paragraph on page 30 that a condition may be waived “in whole or in part at any time and from time to time.” We believe this statement may suggest that conditions to the offer may be asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be asserted or waived before the expiration of the offer.

                  Biogen Idec submits that the language on page 30 and the structure of the Offer itself make clear that the conditions to the Offer will not be asserted following the Expiration Date. Please note that once the Offer has expired, there will be, by definition, no such conditions left to assert as the Offer to Purchase specifically describes the applicability of conditions in terms of times prior to the Expiration Date on page 27 (“[Purchaser may] terminate the Offer, if (1) on or prior to the Expiration Date, any one or more of the Minimum Condition, the Section 203 Condition, the Regulatory Condition, the Rights Condition or the Impairment Condition have not been satisfied or (2) on or after the date of this offer to purchase and prior to the Expiration Date, any of the following events or conditions shall occur or exist…”).

                  If one or more of such conditions exist prior to the Expiration Date and are not waived, the Offer will either expire in accordance with its terms or be extended in the manner set forth in the Offer to Purchase.

           8.      In the last paragraph in this section, the Purchaser explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision is tantamount to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders. Please confirm your understanding in your response letter. Additionally, please confirm your understanding to us that if an offer condition is triggered, you will notify security holders whether or not you have waived an offer condition.

                  Biogen Idec confirms its understanding of the statements set forth in the Staff’s comment immediately above.

          9.     We note that you intend to rely on the exception in Rule 13e-3(g)(1) for the Proposed Merger which would be effected within one year following consummation of the Offer. Please note that the exception in Rule 13e-3(g)(1) applies to a bidder who became an affiliate of the issuer as a result of the tender offer. In this regard, it appears that Biogen Idec is currently an affiliate of Facet Biotech due to the existing collaboration agreement which accounted for 47%, 65%, and 35% of Facet’s total revenues in the fiscal years ended December 31, 2008, 2007 and 2006, respectively. See the definition of affiliate in Rule 13e-3(a)(1) and footnote 28 in SEC Release 34-17719. Please revise or advise us as to the availability of the exception in Rule 13e-3(g)(1) for the Proposed Merger in light of the collaboration agreement which provides significant amounts of revenue to Facet Biotech.

                  Rule 13e-3(a)(1) provides that “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Footnote 28 in SEC Release 34-17719 states that “[t]he existence of a control relationship with Y Corp. does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of Y Corp., whether through the ownership of voting securities, by contract or otherwise.”

                  Biogen Idec believes that the exception in Rule 13e-3(g)(1) would be available for the Proposed Merger because, prior to the purchase of shares in the Offer, Biogen Idec is not, and will not become, an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1) and footnote 28 in SEC Release 34-17719, because Biogen Idec does not “control” the Company or have the ability, directly or indirectly, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract or otherwise.

                  First, Biogen Idec beneficially owns just 100 shares of common stock of the Company, a position which does not afford Biogen Idec the ability, for example, to elect directors or effect changes in management.

                  Second, the collaborative agreement between Biogen Idec and the Company is an arms’ length commercial agreement typical in the industry for the joint development of a drug. The agreement does not give Biogen Idec “control” of the Company or provide Biogen Idec with “the ability, directly or indirectly, to direct or cause the direction of the management and policies of the Company.” In fact, the Company has joint development agreements with other companies for other drugs at various stages of development.

               A concrete example of Biogen Idec’s inability to control the Company or direct its management and policies is the Company’s August 28, 2009 announcement of its decision to enter into a new joint development program with Trubion Pharmaceuticals covering a different drug. The Company took this step after Biogen Idec had, in its August 21 letter to the Company’s Board, asked the Company to refrain from entering into material commercial or strategic transactions pending the Company Board’s consideration of the transaction proposed by Biogen Idec. Had Biogen Idec possessed the ability to “direct or cause the direction of the management and policies” of the Company, the Company certainly would not have entered into the joint development program with Trubion.

               Finally, the absence of a control relationship is pointedly evidenced by the facts and circumstances surrounding the commencement of the Offer. Despite repeated attempts by Biogen Idec to engage the Company and its board of directors in negotiations as described in the Offer to Purchase, the Company has rejected those efforts. In order to make its case to the Company shareholders, Biogen Idec has been required to make what is known as a “hostile” tender offer precisely because the Company’s Board and management have refused to negotiate. With 100 shares, and as a “hostile” bidder, Biogen Idec does not “control” the Company and is in no position to “direct or cause the direction of” the management and policies of the Company.

*           *           *

               Biogen Idec acknowledges that: the bidder is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               We very much appreciate the Staff’s review of this filing. If you have any questions regarding these responses, please do not hesitate to contact me at (212) 403-1206, Nancy B. Greenbaum at (212) 403-1339 or David B. Feirstein at (212) 403-1106.

Very truly yours,
/s/ Patricia A. Vlahakis

cc:	Ms. Susan H. Alexander – Executive Vice President, General Counsel and Secretary of Biogen Idec Inc.